UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Bio-Rad Laboratories, Inc.

(Name of Issuer)

Class B Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

090572-21-8

(CUSIP Number)

Alice N. Schwartz

1000 Alfred Nobel Drive

Hercules, California 94547

(510) 741-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Tad J. Freese Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Anthony Fong Bio-Rad Laboratories, Inc. 1000 Alfred Nobel Drive Hercules, California 94547 (510) 741-6079

October 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

(Continued on following pages)

Page 1 of 14 Pages

Exhibit Index is on Page 14

SCHEDULE 13D

CUSIP No. 090572-21-8	Page 2 of 14 Pages

1.	Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only) Alice N. Schwartz(1)
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF, OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 540,126 shares of Class B Common Stock(2)
	8.	Shared Voting Power 4,060,054 shares of Class B Common Stock(2)
	9.	Sole Dispositive Power 540,126 shares of Class B Common Stock(2)
	10.	Shared Dispositive Power 4,060,054 shares of Class B Common Stock(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,600,180 shares of Class B Common Stock(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 90.4%
14.	Type of Reporting Person IN

(1)	David Schwartz, Bio-Rad’s former Chairman of the Board, husband of Alice N. Schwartz and a reporting person in the Prior Filing (as defined in Item 2), passed away on April 1, 2012.
(2)	On October 1, 2013, Alice N. Schwartz, as trustee of the David and Alice Schwartz Trust, allocated a portion of these shares among various other trusts, all of which Alice N. Schwartz is the sole trustee, as further described on page 10 of this filing. One of these trusts, the Alice N. Schwartz Revocable Trust, has been added as a reporting person to this statement on Schedule 13D, as set forth on page 6 of this filing.

SCHEDULE 13D

CUSIP No. 090572-21-8	Page 3 of 14 Pages

1.	Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only) Norman D. Schwartz
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF, OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 505,161 shares of Class B Common Stock (subject to applicable community property and similar statutes)(1) (2)
	8.	Shared Voting Power 4,060,054 shares of Class B Common Stock
	9.	Sole Dispositive Power 505,161 shares of Class B Common Stock (subject to applicable community property and similar statutes)(1) (2)
	10.	Shared Dispositive Power 4,060,054 shares of Class B Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,565,215 shares of Class B Common Stock(1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 83.7%
14.	Type of Reporting Person IN

(1)	Includes 364,412 shares of Class B Common Stock of which Norman D. Schwartz has the right to acquire beneficial ownership within sixty days of September 30, 2013 through the exercise of options.
(2)	Includes 12,266 shares owned by Norman D. Schwartz’s wife, as to which he disclaims any beneficial ownership.

SCHEDULE 13D

CUSIP No. 090572-21-8	Page 4 of 14 Pages

1.	Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only) Steven D. Schwartz
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF, OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 16,172 shares of Class B Common Stock (subject to applicable community property and similar statutes) (1)
	8.	Shared Voting Power 4,060,054 shares of Class B Common Stock
	9.	Sole Dispositive Power 16,172 shares of Class B Common Stock (subject to applicable community property and similar statutes) (1)
	10.	Shared Dispositive Power 4,060,054 shares of Class B Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,076,226 shares of Class B Common Stock(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 80.1%
14.	Type of Reporting Person IN

(1)	Includes 12,266 shares owned by Steven D. Schwartz’s wife, as to which he disclaims any beneficial ownership.

SCHEDULE 13D

CUSIP No. 090572-21-8	Page 5 of 14 Pages

1.	Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only) Blue Raven Partners, L.P., 943334150
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 4,060,054 shares of Class B Common Stock
	8.	Shared Voting Power -0- shares of Class B Common Stock
	9.	Sole Dispositive Power 4,060,054 shares of Class B Common Stock
	10.	Shared Dispositive Power -0- shares of Class B Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,060,054 shares of Class B Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 79.8%
14.	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 090572-21-8	Page 6 of 14 Pages

1.	Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only) Alice N. Schwartz Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 441,950 shares of Class B Common Stock
	8.	Shared Voting Power -0- shares of Class B Common Stock
	9.	Sole Dispositive Power 441,950 shares of Class B Common Stock
	10.	Shared Dispositive Power -0- shares of Class B Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 441,950 shares of Class B Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.7%
14.	Type of Reporting Person OO

Item 1.	Security and Issuer.

This statement relates to the Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), of Bio-Rad Laboratories, Inc. (“Bio-Rad” or the “Company”) whose principal offices are located at 1000 Alfred Nobel Drive, Hercules, California 94547.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

Reference is made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 13, 2000 by David Schwartz, Alice N. Schwartz, Norman D. Schwartz, Steven D. Schwartz and Blue Raven Partners, L.P., as amended by Amendment No. 1 to the statement on Schedule 13D filed with the Commission on June 27, 2003, Amendment No. 2 to the statement on Schedule 13D filed with the Commission on March 22, 2005, Amendment No. 3 to the statement on Schedule 13D filed with the Commission on July 31, 2007 and Amendment No. 4 to the statement on Schedule 13D filed with the Commission on August 27, 2009 by David Schwartz, Alice N. Schwartz, Norman D. Schwartz, Steven D. Schwartz and Blue Raven Partners, L.P. (the “Prior Filing”). Each of Alice N. Schwartz, Norman D. Schwartz and Steven D. Schwartz together with Blue Raven Partners, L.P. and the Alice N. Schwartz Revocable Trust (sometimes collectively referred to as the “Shareholders”) has agreed to file this statement jointly in an agreement entered into pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and attached as an exhibit to this statement, which agreement is hereby incorporated by reference. The Prior Filing is incorporated herein by reference and is hereby amended by this statement which is filed by the Shareholders, with respect to whom the following information relates.

(a)-(c), (f). This statement is being filed by (1) Alice N. Schwartz, a Director of Bio-Rad and retired, (2) Norman D. Schwartz, President, Chief Executive Officer and Chairman of the Board of Directors of Bio-Rad, (3) Steven D. Schwartz, an employee of Bio-Rad, (4) Blue Raven Partners, L.P. (the “Partnership”), a California limited partnership organized to provide consolidated management of certain assets owned by the partners, and (5) the Alice N. Schwartz Revocable Trust. David Schwartz, Bio-Rad’s former Chairman of the Board and a reporting person in the Prior Filing, passed away on April 1, 2012. The Alice N. Schwartz Revocable Trust has been added as a reporting person to this statement on Schedule 13D.

The business address of each of Alice N. Schwartz, Norman D. Schwartz, Steven D. Schwartz, the Partnership and the Alice N. Schwartz Revocable Trust is c/o Bio-Rad Laboratories, Inc., 1000 Alfred Nobel Drive, Hercules, California 94547.

Each of Alice N. Schwartz, Norman D. Schwartz and Steven D. Schwartz is a citizen of the United States of America.

(d), (e). During the last five years, none of Alice N. Schwartz, Norman D. Schwartz, Steven D. Schwartz, the Partnership and the Alice N. Schwartz Revocable Trust has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 to the Schedule 13D is hereby amended, in pertinent part, as follows:

Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by David Schwartz and Alice N. Schwartz. David Schwartz, Bio-Rad’s former Chairman of the Board and a reporting person in the Prior Filing, passed away on April 1, 2012.

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
2/12/10	(1,644)	Gift	—	Direct
6/10/10	334	Restricted stock unit vesting	—	Direct
9/03/10	36,250	Stock option exercise	$11.94	Direct
9/07/10	36,250	Stock option exercise	$11.94	Direct
6/10/11	334	Restricted stock unit vesting	—	Direct
9/06/11	(1,632)	Gift	—	Direct
9/08/11	334	Restricted stock unit vesting	—	Direct
12/14/11*	20,512	Stock option exercise	$28.88	Direct
4/01/12	(1,002)	Restricted stock forfeiture	—	Direct
12/03/12*	191	Stock option exercise	$84.57	Direct
12/03/12*	462	Stock option exercise	$88.48	Direct
12/03/12*	3,746	Stock option exercise	$56.40	Direct
12/03/12*	554	Stock option exercise	$75.38	Direct
12/03/12*	1,122	Stock option exercise	$75.00	Direct
12/03/12*	3,309	Stock option exercise	$63.00	Direct
12/03/12*	3,672	Stock option exercise	$53.50	Direct
12/03/12*	5,178	Stock option exercise	$36.00	Direct
12/03/12	(720)	Gift	—	Direct

*	Acquired through net share settlement.

The funds used for the direct purchase of shares of Class B Common Stock on September 3, 2010 and September 7, 2010 were available from personal funds of David Schwartz and Alice N. Schwartz. Such shares were acquired upon the exercise of stock options at the price per share indicated in the above table pursuant to the 1994 Stock Option Plan, 2003 Stock Option Plan and 2007 Incentive Award Plan of Bio-Rad.

Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by Norman D. Schwartz.

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
2/12/10	548	Gift	—	Direct
6/10/10	2,400	Restricted stock unit vesting	—	Direct
9/14/10	5,490	Stock option exercise	$11.94	Direct
4/03/11	1,587	Stock option exercise	$69.30	Direct
6/10/11	2,400	Restricted stock unit vesting	—	Direct
9/06/11	544	Gift	—	Direct
9/08/11	2,400	Restricted stock unit vesting	—	Direct
12/14/11*	748	Stock option exercise	$28.88	Direct
6/10/12	1,520	Restricted stock unit vesting	—	Direct
6/11/12	(917)	Shares withheld for taxes related to restricted stock vesting	—	Direct
9/08/12	1,400	Restricted stock unit vesting	—	Direct
11/04/12	2,400	Restricted stock unit vesting	—	Direct
12/3/12	240	Gift	—	Direct
12/14/12*	21,598	Stock option exercise	$36.00	Direct
6/10/13	2,400	Restricted stock unit vesting	—	Direct
9/8/13	2,400	Restricted stock unit vesting	—	Direct
9/12/13	2,617	Restricted stock unit vesting	—	Direct
11/4/13	2,400	Restricted stock unit vesting	—	Direct

*	Acquired through net share settlement.

The funds used for the direct purchase of shares of Class B Common Stock on September 14, 2010 and April 3, 2011 were available from personal funds of Norman D. Schwartz. Such shares were acquired upon the exercise of stock options at the price per share indicated in the above table pursuant to the 1994 Stock Option Plan and 2003 Stock Option Plan of Bio-Rad. The shares of Class B Common Stock acquired on February 12, 2010, September 6, 2011 and December 3, 2012 were acquired by Norman D. Schwartz and his wife in equal amounts of one half each by gift from David Schwartz and/or Alice N. Schwartz.

Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by Steven D. Schwartz.

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
2/12/10	548	Gift	—	Direct
9/06/11	544	Gift	—	Direct
12/3/12	240	Gift	—	Direct

The shares of Class B Common Stock acquired on February 12, 2010, September 6, 2011 and December 3, 2012 were acquired by Steven D. Schwartz and his wife in equal amounts of one half each by gift from David Schwartz and/or Alice N. Schwartz.

Item 4.	Purpose of Transaction.

Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

The purpose of the Shareholders’ ownership of Bio-Rad shares has been control of the Company. The Shareholders control the management of the Company and may be deemed to be “parents” of the Company as that term is defined in the Rules and Regulations of the Commission.

Item 5.	Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is hereby amended, in pertinent part, as follows:

(a)-(b):

The Partnership:

The Partnership is the direct and beneficial owner of 4,060,054 shares of the Class B Common Stock with respect to which it has sole voting and dispositive power, representing 79.8% of the issued and outstanding Class B Common Stock.

Alice N. Schwartz, Norman D. Schwartz and Steven D. Schwartz:

Alice N. Schwartz, Norman D. Schwartz and Steven D. Schwartz have indirect beneficial ownership of the 4,060,054 shares of Class B Common Stock held by the Partnership, over which they have shared voting and dispositive power, as the result of their positions as general partners in the Partnership.

Alice N. Schwartz is the general partner in DANSA Partners Limited, a California limited partnership (“DANSA Partners”) which, from time to time, holds securities of the issuer. As the general partner of DANSA Partners, Alice N. Schwartz has voting and dispositive power of DANSA Partners’ shares. Currently, DANSA Partners holds 41,176 shares of Class B Common Stock. On October 1, 2013, Alice N. Schwartz allocated her interest in DANSA Partners to the Alice N. Schwartz Revocable Trust. Separate from DANSA Partners, Alice N. Schwartz is the beneficial owner of 498,950 shares of Class B Common Stock as an individual, over which she has sole voting power. These shares were previously held by the David and Alice Schwartz Trust, of which Alice N. Schwartz was the sole trustee after the death of her husband, David Schwartz. On October 1, 2013, Alice N. Schwartz allocated these shares among the following trusts, both of which Alice N. Schwartz is the sole trustee: 57,000 shares to the David Schwartz Non-Exempt Marital Trust; and 441,950 shares to the Alice N. Schwartz Revocable Trust. In addition, Alice N. Schwartz allocated her interests in the Partnership among the following trusts: the David Schwartz Exemption Trust, the David Schwartz Exempt Marital Trust, the David Schwartz Non-Exempt Marital Trust and the Alice N. Schwartz Revocable Trust, all of which Alice N. Schwartz is the sole trustee. As the result of the foregoing, Alice N. Schwartz has beneficial ownership of an aggregate of 4,600,180 shares of Class B Common Stock, representing 90.4% of the issued and outstanding Class B Common Stock.

Norman D. Schwartz is a limited partner in DANSA Partners and has no voting or dispositive power over and disclaims beneficial ownership of the 41,176 shares of Class B Common Stock held by DANSA Partners. Currently, Norman D. Schwartz holds 140,749 shares of Class B Common Stock, but disclaims beneficial ownership with respect to 12,266 of such shares owned by Norman D. Schwartz’s wife. Norman D. Schwartz has 364,412 shares of Class B Common Stock exercisable within sixty days pursuant to options. As the result of and subject to the foregoing, Norman D. Schwartz is deemed to have beneficial ownership of an aggregate of 4,565,215 shares of Class B Common Stock, representing 83.7% of the issued and outstanding Class B Common Stock.

Steven D. Schwartz is a limited partner in DANSA Partners and has no voting or dispositive power over and disclaims beneficial ownership of the 41,176 shares of Class B Common Stock held by DANSA Partners. Currently, Steven D. Schwartz holds 16,172 shares of Class B Common Stock, but disclaims beneficial ownership with respect to 12,266 of such shares owned by Steven D. Schwartz’s wife. As the result of and subject to the foregoing, Steven D. Schwartz is deemed to have beneficial ownership of an aggregate of 4,076,226 shares of Class B Common Stock, representing 80.1% of the issued and outstanding Class B Common Stock.

The Alice N. Schwartz Revocable Trust is the direct and beneficial owner of 441,950 shares of Class B Common Stock with respect to which it has sole voting and dispositive power, representing 8.7% of the issued and outstanding Class B Common Stock.

(c): During the past sixty days, the following transactions have been effected by Norman D. Schwartz:

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
9/8/13	2,400	Restricted stock unit vesting	—	Direct
9/12/13	2,617	Restricted stock unit vesting	—	Direct
11/4/13	2,400	Restricted stock unit vesting	—	Direct

In addition, during the past sixty days, the following transaction has been effected by the Alice N. Schwartz Revocable Trust:

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
10/1/13	441,950	Trust allocation	—	Direct

(d)-(e): Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 to the Schedule 13D is hereby amended, in pertinent part, as follows:

Alice N. Schwartz owns beneficially 2,807,223 shares of the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of the Company, representing approximately 11.9% of the issued and outstanding Class A Common Stock. 34,311 of these shares are held by the David and Alice N. Schwartz Charitable Remainder Unitrust, of which Alice N. Schwartz is the sole trustee. 2,772,912 of these shares were previously held by the David and Alice Schwartz Trust, of which Alice N. Schwartz was the sole trustee after the death of her husband, David Schwartz. On October 1, 2013, Alice N. Schwartz allocated these shares among the following trusts, all of which Alice N. Schwartz is the sole trustee: 90 shares to the David Schwartz Exemption Trust; 240 shares to the David Schwartz Exempt

Marital Trust; 898,931 shares to the David Schwartz Non-Exempt Marital Trust; and 1,873,651 shares to the Alice N. Schwartz Revocable Trust (see below).

Norman D. Schwartz is the direct and beneficial owner of 411,252 shares of Class A Common Stock, representing approximately 1.7% of the issued and outstanding Class A Common Stock.

Steven D. Schwartz holds 364,494 shares of Class A Common Stock, but disclaims beneficial ownership with respect to 2,348 of such shares owned by Steven D. Schwartz’s wife. Steven D. Schwartz’s shares of Class A Common Stock represent approximately 1.5% of the issued and outstanding Class A Common Stock.

The Alice N. Schwartz Revocable Trust holds 1,873,651 shares of Class A Common Stock, representing 7.9% of the issued and outstanding Class A Common Stock.

Alice N. Schwartz, the widow of David Schwartz, is the parent of Norman D. Schwartz and Steven D. Schwartz. By virtue of the Shareholders’ Class B Common Stock ownership, they control the management of the Company and may be deemed to be “control persons” of the Company as that term is defined in the Rules and Regulations of the Commission.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement Among the Shareholders to File Joint Schedule 13D

Exhibit 2*	Limited Partnership Agreement of Blue Raven Partners, L.P.

*	Incorporated by reference to Exhibit 2 to our Schedule 13D filed with the Commission on January 13, 2000.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2013

/s/ Alice N. Schwartz
Alice N. Schwartz, individually

/s/ Norman D. Schwartz
Norman D. Schwartz, individually

/s/ Steven D. Schwartz
Steven D. Schwartz, individually

BLUE RAVEN PARTNERS, L.P.

/s/ Alice N. Schwartz
Alice N. Schwartz, General Partner

ALICE N. SCHWARTZ REVOCABLE TRUST

/s/ Alice N. Schwartz
Alice N. Schwartz, Trustee

EXHIBIT INDEX

Exhibit 1	Agreement Among the Shareholders to File Joint Schedule 13D

Exhibit 2*	Limited Partnership Agreement of Blue Raven Partners, L.P.

*	Incorporated by reference to Exhibit 2 to our Schedule 13D filed with the Commission on January 13, 2000.